FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 19 December 2019

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

NatWest Markets Change in Executive Directors

19 December 2019

The Royal Bank of Scotland Group plc (RBS) and its subsidiaries, Natwest Markets Plc (NWM) and Natwest Markets N.V. (NWM N.V.), today announce changes to the NWM Executive Management team. Chris Marks and Richard Place have stepped down as Chief Executive Officer and Chief Financial Officer of NWM, respectively. Chris has also stepped down as Chair, and Richard as a member, of the NWM N.V. Supervisory Board. An internal and external search is underway for successors with permanent appointments to be announced in due course.

During the search period, Robert Begbie, RBS Treasurer, has been appointed Interim NWM Chief Executive Officer and will join the NWM Board and the NWM N.V. Supervisory Board. Robert Horrocks, RBS Treasury Finance Director, has been appointed Interim NWM Chief Financial Officer. All appointments are subject to regulatory approval. To assist with an orderly transition, Chris will remain with RBS until June 2020, and Richard until March 2020.

The Interim RBS Treasurer is Donal Quaid, RBS Head of Treasury Markets.

RBS and NWM will publish their FY2019 Annual Results on 14 February 2020. There is no update on the performance of RBS or NWM at this time.

Alison Rose, Chief Executive of RBS, commented:

“The Directors of RBS and NatWest Markets and I would like to thank Chris and Richard for their commitment and dedication to this bank, its staff and its clients. They have set the foundations for the continuing transformation and simplification across NatWest Markets as RBS has been re-shaped to focus on serving its customers in the UK and Ireland, whilst also managing complex organisational changes around ring-fencing and Brexit.

“NatWest Markets plays a crucial role within RBS, allowing us to provide our customers with the products and services they need to succeed. Prior to joining Group Treasury, Robert worked in our markets division for many years and has the experience and expertise required to lead NatWest Markets.”

Chris Marks said:

“I am proud to have been a part of the journey to transform the bank and I’d like to thank the many talented people I‘ve had the pleasure of working with. In the face of challenging operating conditions, we continued to provide market-leading products and services to our clients, whilst being relentless in improving efficiency. I wish the new leadership team all the best for the future and am confident that they can build on the considerable progress we have made in recent years.”

MAR - Inside Information

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) for The Royal Bank of Scotland Group plc and Natwest Markets Plc.  For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Alexander Holcroft, Head of Investor Relations for The Royal Bank of Scotland Group plc and on behalf of Natwest Markets Plc.

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 207 672 1758

RBS Media Relations

+44 (0) 131 523 4205

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG, NWM or NWM N.V.'s future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to RBSG, NWM or NWM N.V. in respect of, but not limited to: regulatory capital positions and related requirements, financial positions, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, exposure to third party risks, ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG, NWM and NWM N.V.’s actual results are discussed in each of RBSG, NWM and NWM N.V.'s respective 2018 Annual Report and Accounts and their respective Interim Results for H1 2019, and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG, NWM and NWM N.V. do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	19 December 2019	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary